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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

IN RE SILICONIX INCORPORATED        )       Consolidated
SHAREHOLDERS LITIGATION             )       C.A. No. 18700


                           VERIFIED AMENDED COMPLAINT

         Lead Plaintiff Raymond L. Fitzgerald ("Plaintiff' or "Fitzgerald"), by his undersigned attorneys, brings this action against defendants Vishay Intertechnology, Inc., Vishay TEMIC Semiconductor Acquisition Holdings Corp., Felix Zandman, Everett Arndt, Lori Lipcaman, King Owyang, Michael Rosenberg, Mark Segall, Glyndwr Smith, Timothy Talbert, and Siliconix incorporated.(1) In support thereof, plaintiff states as follows:

         1. Plaintiff brings this action on behalf of the minority stockholders of Siliconix incorporated ("Siliconix" or the "Company") and on behalf of Siliconix, a successful high technology company that has experienced a fourteen thousand five hundred and seventy-nine (14,579%) percent increase in net income during the past two years and is extremely well-positioned for rapid growth in the very near future. Ever since Vishay Intertechnology, Inc. ("Vishay") purchased an 80.4% equity interest in Siliconix in early 1998, Vishay has treated Siliconix not as a separate, public company, but rather as a private wholly-owned subsidiary. Now, just as Siliconix and its minority stockholders are expecting to reap the rewards from the exceptional increasing trends in net income and the improving business outlook of Siliconix and its markets, Vishay has abruptly sought to usurp for itself, to the exclusion of the Siliconix minority stockholders, the anticipated increase in the value of Siliconix by seeking to take Siliconix private through an unfair and grossly inadequate exchange offer and freeze-out merger.

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         (1) Pursuant to Court of Chancery Rule 15(aa), a black-lined version of this amended complaint is attached hereto as Exhibit A.
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In violation of their fiduciary duties, Vishay and the directors of Siliconix, all of whom are beholden to Vishay, have deliberately timed the going-private transaction to take advantage of Siliconix's artificially and temporarily depressed stock price. To exacerbate matters, Vishay and its nominees on the Siliconix board have now simply side-stepped the sham Special Committee review that was previously conducted, Vishay has now admitted that the two members of the Special Committee are fatally conflicted, and Vishay has extended its unfair offer directly to the minority Siliconix shareholders without any independent Special Committee agreement or assent. Additionally, the offer is being made through a prospectus that contains no meaningful disclosures and contains insufficient information to enable Siliconix's public stockholders to make an informed judgment regarding whether to accept the exchange offer consideration or to refuse to exchange and reserve appraisal rights in the second-step merger. As demonstrated below, defendants' respective actions, omissions and statements
(i) violate their duty to deal fairly from a timing and process perspective with the minority stockholders of Siliconix, (ii) violate their duties of loyalty and complete candor, and (iii) violate Vishay's obligation to pay a fair price to the Siliconix minority stockholders.

                                   THE PARTIES

         2. Plaintiff beneficially owns over 137,000 shares of common stock of Siliconix with a market value in excess of $4 million. Plaintiff has been a significant holder of Siliconix stock since February 1991 and has a history of questioning Vishay's actions regarding Siliconix. He is a practicing attorney who has prosecuted and defended class actions in his professional capacity. Plaintiff brings this action on behalf of a class consisting of all shareholders of Siliconix from February 22, 2001 through and including the date of consummation or abandonment of the proposed transaction, other than defendants and their affiliates. Plaintiff


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also asserts certain claims derivatively on behalf of Siliconix against Vishay, which Vishay is seeking to extinguish through consummation of the squeeze-out merger.

         3. Defendant Vishay is a Delaware corporation headquartered in Malvern, Pennsylvania, and is listed and, in part, publicly traded on the New York Stock Exchange. Vishay states that it is the largest United States and European manufacturer of passive electronic components and a leading producer of discrete semiconductor components. Vishay owns or controls, through its wholly owned subsidiary, approximately 80.4% of the equity and voting power in Siliconix.

         4. Defendant Vishay TEMIC Semiconductor Acquisition Holdings Corp. ("Acquisition"), is a Delaware corporation that is wholly owned by Vishay. Vishay holds its interest in Siliconix through its 100% ownership of Acquisition.

         5. The individual defendants ("Individual Defendants") are constituted of Felix Zandman and the seven members of the Siliconix board of directors:

                  a. Defendant Felix Zandman is the chairman, CEO and controlling stockholder of Vishay, through his ownership of super-voting stock. Given his controlling interest in Vishay, Mr. Zandman is the ultimate controlling stockholder of Siliconix.

                  b. Defendant Everett Arndt is a Director of Siliconix. Mr. Arndt also is the Operations Administrative President, North America of Vishay.

                  c. Defendant Lori Lipcaman is a Director of Siliconix. Ms. Lipcaman also is the Operations Senior Vice President and Controller of Vishay.

                  d. Defendant King Owyang is a Director, President and Chief Executive Officer of Siliconix. Mr. Owyang was appointed by Vishay to each of these positions in 1998 following Vishay's purchase of an 80.4% equity interest in Siliconix.


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                  e. Defendant Glyndwr Smith is a Director and the chairman of the board of Siliconix. Mr. Smith is also the Assistant to the CEO and the Senior Vice President, Marketing Intelligence of Vishay.

                  f. Defendant Michael Rosenberg is a Director of Siliconix. Mr. Rosenberg is, and since 1992 has been, a consultant to Vishay.

                  g. Defendant Mark Segall is a Director of Siliconix. Until 1999, Mr. Segall was a partner with the law firm of Kramer, Levin, Naftalis and Frankel, LLP ("Kramer Levin"), Vishay's long-time outside counsel. While at Kramer Levin, Mr. Segall performed substantial work for Vishay.

                  h. Defendant Timothy Talbert is a Director of Siliconix. On March 1, 2001, Siliconix announced that the Siliconix board had appointed Mr. Talbert to fill one of two vacancies on the Siliconix board of directors. Mr. Talbert is a banker who has helped arrange financing for Vishay in connection with the acquisition by Vishay of other companies. By virtue of the foregoing, each of the Individual Defendants is irreconcilably conflicted and cannot act independently in connection with the proposed transaction.

         6. Defendant Siliconix is a Delaware corporation listed and publicly traded on the NASDAQ. The Company designs, markets and manufactures power and analog semiconductor products. Siliconix is the leading manufacturer of power MOSFETs ("metal oxide semiconductor field effect transistors"), power integrated circuits and analog signal processing devices for computers, cell phones, fixed communications networks, automobiles and other electronic systems. Siliconix also uses its advanced technology and applications expertise to develop value added products for power management and conversion. Siliconix has manufacturing or assembly and test facilities in California, Germany, Taiwan and China.


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         7. Vishay and Zandman, as the ultimate controlling stockholders of
Siliconix, and each of the directors of Siliconix, owe the minority stockholders of Siliconix the highest fiduciary duties of care, loyalty and candor, each of which has been breached.

                                   BACKGROUND

         8. Siliconix was a member of TEMIC Semiconductors, a division of Daimler-Benz Microelectronics Consortium. In March 1998, Daimler-Benz sold the semiconductor division of TEMIC, which included its 80.4% interest in Siliconix, to Vishay. As a result of its acquisition of its interest in Siliconix, Vishay immediately caused Siliconix to absorb a restructuring charge of $19.8 million.

         9. Siliconix has been and continues to be a very successful, research-driven company known for its productivity in developing, patenting and introducing new products. For example, the Company has reported that it introduced 119 new products in calendar year 2000 alone. The Company's success and recognized prowess in research and development of new products enabled the Company's stock price to reach a high of $165 per share in March 2000.

         10. The overall slowdown in the U. S. economy and the general collapse in the stock prices of companies in the high technology sector have had a short-term adverse effect on the Company's stock price. The Company's recent economic performance, nevertheless, has been impressive. During the two fiscal years since Vishay acquired its controlling interest in Siliconix, 1999 and 2000, the Company's net income has grown an impressive fourteen thousand five hundred and seventy-nine (14,579%) percent to $107.6 million.

         11. Moreover, Siliconix has moved aggressively to position itself for rapid growth once the economy recovers. It has significantly increased its research and development expenditures in order to continue the growth in new product introductions. As Mr. Owyang, the CEO of Siliconix stated in a press release on February 6, 2001, "The current business model [of


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Siliconix] is designed to adjust to the changing economy such that we can manage the downturns and yet position ourselves to respond aggressively when our markets recover." Mr. Owyang also stated that he expected this recovery to continue in the second half of calendar year 2001.

         12. In short, Siliconix is well-positioned for continued rapid growth, which is expected to begin in the second half of 2001. This fact was just starting to be recognized by the market and to be reflected in the Company's stock price, which closed on February 22, 2001 at $25 1/16, a nearly 50% increase over its low approximately two months earlier.

         13. Realizing that the window of opportunity to eliminate the minority stockholders of Siliconix at a grossly inadequate price was rapidly closing, and realizing that Siliconix soon would be compelled to disclose information that would expose Vishay's actions to enrich itself at the expense of Siliconix's minority shareholders, Vishay acted quickly to usurp for itself all the benefits of Siliconix's business, Siliconix's value and the expected future appreciation in Siliconix's stock price and to eliminate the minority stockholders.

                    VISHAY ANNOUNCES A PROPOSED TENDER OFFER
             TO TAKE SILICONIX PRIVATE AT A GROSSLY INADEQUATE PRICE

         14. Following the market close on February 22, 2001, Vishay issued a press release announcing that it was proposing to purchase through a tender offer to the Siliconix minority stockholders any and all outstanding shares of Siliconix common stock that it did not already own at a price of $28.82 per share in cash (the "Announcement"). The Announcement also provided that if, as a result of the proposed tender offer, it obtained over 90% of the outstanding Siliconix shares, it would consider effecting a short-form merger of Siliconix with a Vishay subsidiary at the same price as the proposed tender offer.

         15. The Announcement was purposefully timed to take advantage of the Company's artificially depressed stock price. The $28.82 Announcement price represented an amount that


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was only 17.5% of the 52 week high for Siliconix common stock of $165 per share.
The inadequacy of the premium reflected by the $28.82 Announcement price was evident from the fact that Siliconix stock has traded at more than $27 per share on all but 13 trading days since December of 1999. Indeed, the $28.82 Announcement price represented an extremely low premium of 2.2% over the average closing Siliconix stock price for the 30 trading days prior to the Announcement and represented a 20.1 % discount from the average closing Siliconix stock price for the 6-month period prior to the Announcement. Moreover, the Announcement was purposefully timed to occur after year-end tax selling pressure and just as the stock of Siliconix was beginning to show some strength and was poised to climb significantly further. During the two months prior to the Announcement on February 22, 2001, the price of Siliconix stock had increased by 54.24%, rising from $16 15/16 on December 21, 2000 to close at $26 1/8 on February 21, 2001.

         16. The $28.82 Announcement price was grossly inadequate by any objective measure. For example, this price represented an inadequate price-earnings ratio of approximately 8.0 x using the Company's reported net income for 2000. Also, the Announcement price represented a paltry EBITDA multiple of approximately 4.4x. Companies comparable to Siliconix are selling at price-earnings multiples and EBITDA multiples significantly higher than those represented by the Announcement price for Siliconix. For example, at the time of the Announcement, International Rectifier Corporation--a company which is highly comparable to Siliconix although not being nearly as technologically advanced in its business as Siliconix is in Siliconix's business--was selling at a price-earnings multiple of approximately 17.7 x and an EBITDA multiple of approximately 9.7 x, which is more than double the multiples for Siliconix represented by the Announcement price. Even assuming a


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price of $57.64 per Siliconix share, which is double the Announcement price, the price-earnings multiple for Siliconix would be 16.0 x and the EBITDA multiple for Siliconix would be 9.7 x, both below the multiples for International Rectifier.

         17. The Announcement was intentionally designed to manipulate the market price of Siliconix stock by establishing an artificially low "ceiling" on such price prior to the formal commencement of a tender offer. Despite Vishay's efforts to manipulate the market price of Siliconix stock and mislead the market regarding the true value of Siliconix, the gross inadequacy of the Announcement price was recognized in the marketplace. On the very next trading day following Vishay's announcement of the Proposed Transaction, Siliconix stock increased by over $6 per share to close at $31.18, an amount more than $2 per share greater than the Announcement price.

         18. Although Vishay's effort to impose a "ceiling" of $28.82 on Siliconix's stock price was partially unsuccessful, the Announcement, by and large, has acted to depress the market price of Siliconix stock. This is evident from comparing the market price movements of Siliconix with those of International Rectifier. The Announcement was made after the market close on February 22, 2001, on which date Siliconix stock closed at a price of $25.0625 per share. The closing price of Siliconix on May 18, 2001(2) was $30.50, which represents an approximately 22% rise from the pre-Announcement trading price. During this same time period, International Rectifier stock increased from $41.50 per share to $62.89 per share, representing over a 51% increase. In other words, the Announcement had its desired effect, namely

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         (2) May 18, 2001 is the appropriate date to use for this analysis given the significant run-up in Siliconix stock price during the week of May 21, 2001.


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continuing to depress artificially the price of Siliconix stock while Vishay could make the necessary arrangements to take Siliconix private.

         19. Moreover, by intentionally announcing a low-ball cash price initially, Vishay has sought to mislead the Siliconix minority stockholders as to the attractiveness of the value of the consideration now being offered in the Exchange Offer. The fact is that while the Exchange Ratio represents an improvement in the amount of economic consideration, this does not mean that the Exchange Ratio represents a fair price to the Siliconix minority stockholders. The significant increase in the amount of economic consideration from the low-ball Announcement price was intended and/or has had the effect of misleading the Siliconix minority stockholders into believing the Exchange Ratio is fair and even advantageous--but only in comparison to the artificially "capped" Siliconix market price--thus inducing them to tender their shares in the Exchange Offer.

                   VISHAY FORMALLY COMMENCES AN EXCHANGE OFFER
             TO TAKE SILICONIX PRIVATE AT A GROSSLY INADEQUATE PRICE

         20. Having artificially depressed the market price of Siliconix stock for over a three month period, Vishay on May 25, 2001 formally launched an exchange offer (the "Exchange Offer") to acquire all shares of Siliconix common stock that Vishay already did not own at an exchange ratio of 1.5 Vishay shares for each Siliconix share (the "Exchange Ratio"). The Exchange Offer is scheduled to expire at midnight on June 22, 2001. Vishay also announced its intention that if it obtained over 90% of the outstanding stock of Siliconix as a result of the Exchange Offer, Vishay would effectuate a short-form merger of Siliconix with Acquisition at the Exchange Ratio (the "Merger"). The Exchange Offer and the Merger are collectively referred to herein as the "Proposed Transaction."


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         21. The Proposed Transaction is a blatant attempt by Vishay to usurp unfairly from the Siliconix minority stockholders their proportionate interest in Siliconix's current value and in the future growth in Siliconix's business and future gains in Siliconix stock. The Proposed Transaction, for grossly inadequate consideration, will deny plaintiff and the other members of the class of their right to share proportionately in Siliconix's real current value and in the future success of Siliconix.

         22. Vishay has unfairly timed the Proposed Transaction. Vishay launched the Exchange Offer without giving either the Siliconix board or the purported special committee of the Siliconix board an adequate amount of time to evaluate the Proposed Transaction. Vishay concluded not to wait for an evaluation from the Special Committee because it realized that Siliconix's prospects were improving and that these improvements would soon be reflected in the marketplace. Indeed, Vishay admits in the Registration Statement that Vishay's decision in February 2001 to squeeze out the minority Siliconix shareholders was based on "the recent slowing of growth of the technology sector and accompanying pressure on the stock price of Siliconix." Vishay had to move quickly, however, if it hoped to take advantage of the temporary pressure on Siliconix stock.

         23. On May 9, 2001, Zandman, the chairman, CEO and controlling shareholder of Vishay, made a presentation at a Merrill Lynch EMS, Connector & Passive Components Conference. During that presentation, Mr. Zandman stated, among other things, that: (i) Siliconix is in a very good position and is the leader in its field; (ii) Siliconix is truly "avant-garde"; (iii) in an economic cycle where the electronics industry goes through a bottom, it is Siliconix that rises the first and ends up "showing the way" for Vishay and that this was expected to occur in the current economic cycle as well; and (iv) Siliconix was already


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experiencing a "bottoming up" and that its performance would continue its return to historic growth levels within the next three to seven months. Similarly, in a registration statement Vishay filed with the SEC on May 25, 2001 in connection with the Exchange Offer (the "Registration Statement"), Vishay admitted that:
(i) Siliconix's stock price and operating performance can be expected to rebound further with improvements in the U.S. and world economies and (ii) Siliconix has historically recovered from adverse economic conditions ahead of corresponding improvements in Vishay's business. Given that Siliconix's performance was already seeing improvement, Vishay knew that, unless it acted promptly, the Exchange Offer would have no chance of success at the current Exchange Ratio. In other words, Vishay has unfairly timed the Proposed Transaction to take advantage of the temporarily and artificially depressed market price of Siliconix stock.

         24. The Exchange Ratio represents an unfair and inadequate price by any measure. As of approximately 11:00 a.m. on Thursday, May 31, 2001, Vishay stock was trading at $20.75 per share. At this price, the value of the Exchange Ratio is $31.125 per Siliconix share, which is less than the market price of Siliconix stock prior to the announcement of the Exchange Offer. Based on last twelve months performance data, the $31.125 value of the Exchange Ratio represents a price-earnings ratio of approximately 10.2 x and an EBITDA multiple of approximately 6.5 x. Companies comparable to Siliconix are selling at price-earnings multiples and EBITDA multiples significantly higher than those represented by the Exchange Ratio. For example, International Rectifier Corporation is currently selling at a price-earnings multiple of approximately
24.1 x and an EBITDA multiple of approximately 14.3 x, which is more than double the multiples for Siliconix represented by the Exchange Ratio. Moreover, if anything, given Siliconix's superior profitability in terms of profit margin percentage (20.4% compared to


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16.6% for International Rectifier), operating margin percentage (25.7% compared to 20.5% for International Rectifier) and EBITDA as a percentage of sales (25.8% compared to 20.7% for International Rectifier), Siliconix should be accorded even higher multiples than those of International Rectifier.

         25. Moreover, the value of the Exchange Ratio has diminished significantly in value since the time the Exchange Offer was announced. This recent price movement illustrates the detrimental impact to the Siliconix minority stockholders from Vishay's unilateral decision not to use as consideration a fixed dollar amount or subject the Exchange Ratio to a fixed dollar amount as a "floor."

         26. Given that the Proposed Transaction will oust the minority stockholders from Siliconix, the Individual Defendants' fiduciary obligations require them (i) to undertake an appropriate evaluation of Siliconix's true worth as a merger/acquisition candidate, (ii) to assess the going concern value of Siliconix, (iii) to make an independent, good faith judgment about whether tile transaction proposed by the Company's controlling stockholder will result in maximization of value for the Company's minority stockholders, and (iv) to protect and enhance the interests of Siliconix's minority stockholders. Instead, the Individual Defendants, who are beholden to Vishay, have breached, and are continuing to breach, their fiduciary duties by placing the interests of Vishay ahead of the Siliconix minority stockholders' interests.

         27. Plaintiff and all other minority stockholders of Siliconix will be damaged in that they will not receive in the Proposed Transaction their fair proportion of the value of Siliconix's business, and are being prevented from obtaining fair and adequate consideration for their shares of Siliconix common stock. The Exchange Ratio is unfair and grossly inadequate from both a financial and process perspective. From a financial perspective, the fair value of Siliconix


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common stock as determined by any objective valuation measure is materially in excess of the value of the consideration being offered by the Exchange Ratio. And there was either an inadequate or no premium offered depending on the benchmark used for comparison. Nor does the Proposed Transaction offer consideration even approaching Siliconix's going concern value or what could be obtained for Siliconix if Vishay were to conduct an objective and impartial bidding or market check process. From a process perspective, the very fact that the Individual Defendants have conflicts of interest and are beholden to Vishay precludes them from satisfying their obligation to make an independent, good faith determination on behalf of the minority stockholders of Siliconix with respect to the Proposed Transaction. Moreover, when even Vishay's own hand-picked members of the Siliconix board and the special committee of the Siliconix board recognized that they could not immediately approve the Exchange Offer and Vishay's attempt to take advantage of Siliconix's temporarily depressed stock price without assuming liability for millions of dollars in damages in connection with this litigation, Vishay decided to proceed with the Exchange Offer unilaterally dispensing with the usual procedure of first obtaining Special Committee approval. Hence, this defective process has directly contributed to the unfair and grossly inadequate Exchange Ratio.

            THE SILICONIX BOARD OF DIRECTORS IS UNABLE AND UNWILLING TO PROTECT THE INTERESTS OF SILICONIX MINORITY STOCKHOLDERS

         28. Through its stock ownership and direct control over Siliconix's board of directors and management, Vishay dominates and controls all the business and affairs of Siliconix. In turn, Zandman controls and dominates Vishay. Each of the seven Individual Defendants, who constitute all of the Siliconix directors, was hand-picked by Vishay and, therefore, is beholden to Vishay and Zandman. Moreover, on information and belief, the seven Individual Defendants combined beneficially owned as of May 18, 2000 only 13,761 shares of Siliconix stock, an


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amount approximately one-tenth of the number of Siliconix shares owned by the plaintiff. Hence, none of these Siliconix directors can be expected to protect the Company's minority stockholders in connection with the Proposed Transaction, that was purposefully designed to benefit Vishay at the expense of Siliconix's minority stockholders.

         29. Indeed, Vishay itself has acknowledged that the Siliconix board is not independent. As Vishay stated in a letter to the Siliconix board following the Announcement, "We recognize that a majority of the board of directors of Siliconix is either affiliated with Vishay or serves with Siliconix management." In an effort to overcome these acknowledged conflicts of interest, Vishay originally sought to establish a Special Committee of purportedly independent, "non-management" Siliconix directors. As an initial matter, this constitutes an acknowledgment by Vishay that the defendants have an obligation to assure that the Proposed Transaction is fair and equitable to the Siliconix minority stockholders Despite this acknowledgment, the process imposed by Vishay to implement the Proposed Transaction is unfair to the minority stockholders of Siliconix and violates defendants' respective fiduciary obligations of loyalty, candor and fair dealing to Siliconix's minority stockholders.

         30. The purported Special Committee was a sham to mislead minority stockholders of Siliconix. The Special Committee's illegitimacy was evident from the fact that there were no independent, non-management directors on the Siliconix board. Vishay had announced that members of the Special Committee must be "independent, non-management Siliconix directors who are unaffiliated with Vishay." Not a single director of Siliconix can satisfy even these minimal requirements.

         31. Defendants Everett Arndt, Lori Lipcaman and Glyndwr Smith clearly were excluded from eligibility to serve on the Special Committee because they are simultaneously


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officers of Vishay. Similarly, defendant King Owyang also is ineligible to serve on the Special Committee because, as the President and Chief Executive Officer of the Company, he is clearly a member of Siliconix management and is beholden to Vishay. In addition, Mr. Owyang owns options to purchase 102,500 shares of Vishay common stock. Defendant Michael Rosenberg has been a consultant to Vishay since 1992. Therefore, he cannot be considered to be "unaffiliated with Vishay."

         32. The only other director on the Siliconix board at the time of the Announcement was Mark Segall. Mr. Segall, a partner with the Kramer Levin firm in New York until as recently as 1999, acted as Vishay's outside counsel for many years. In fact, Mr. Segall has been listed as Vishay's attorney on several of Vishay's filings with the Securities and Exchange Commission, including a Form S-8 filed in May 1999, a Schedule 13D filed in December 1997 and a Schedule 13D filed in July 1997. In addition, Mr. Segall has been listed as a required recipient of any notice to be provided to Vishay under (i) a share sale and transfer agreement dated February 1998 between Vishay and Atmel Corporation and
(ii) an agreement dated December 1997 pursuant to which Vishay purchased, among other things, Daimler-Benz's interest in Siliconix. Moreover, even after Mr. Segall left the Kramer Levin firm in 1999, he has continued to act as a representative of Vishay. This is evident from Mr. Segall being listed as a "Vishay Representative" in a stock purchase agreement dated May 31, 2000 by and among Lite-On JV Corporation, Vishay and Lite-On Power Semiconductor Corporation. For these reasons, Mr. Segall cannot be considered to be "unaffiliated with Vishay."

         33. On March 1, 2000, Siliconix announced that it had appointed to the Special Committee Mr. Segall and Mr. Talbert, who had been newly appointed as a director of Siliconix. The only information regarding Mr. Talbert that was provided in the March 1 press release and


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in Siliconix's Schedule 14D-9 filing was that Mr. Talbert was the Vice President of Credit and Origination at Lease Corporation of America. Mr. Talbert was handpicked by the Vishay dominated Siliconix board to create the illusion that there would be an independent member of the Special Committee that would act to protect the interests of the Siliconix minority stockholders. To the contrary, the fact is that Mr. Talbert has acted as Vishay's banker in connection with Vishay's purchase of other companies. In providing these many banking services to Vishay, Mr. Talbert has worked personally with Zandman the chairman of Vishay. Therefore, Mr. Talbert cannot be considered to be "unaffiliated with Vishay." In short, neither Mr. Segall nor Mr. Talbert satisfy even the minimum standards for independence articulated by Vishay itself. Hence, the Special Committee is not independent of Vishay and, in fact, is beset by material conflicts of interest

         34. Moreover, even if the Special Committee were truly independent, which it is not, it would still be a sham because it is being given no real bargaining power to replicate arms'-length negotiations. In the Announcement, Vishay had stated that it only "expect[ed]" to proceed with the Proposed Transaction if the Special Committee concluded that the Proposed Transaction was fair to Siliconix stockholders. Similarly, Mr. Owyang, the president, CEO and a director of Siliconix, stated in a March 1, 2001 Siliconix press release that the Siliconix board only "expect[ed] to be guided by the report of the [S]pecial [C]ommittee in responding to the [Proposed Transaction]" (emphasis added). In other words, from the very start, the Proposed Transaction was not made contingent on any decision by the Special Committee, rendering its activities a charade.

         35. The lack of power provided to the Special Committee is evident from the Proposed Transaction itself. Following the communication by the Special Committee of its


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unwillingness to recommend the $28.82 Announcement price, which was not publicly disclosed at the time, Vishay unilaterally and formally commenced the Exchange Offer without the approval of either the Special Committee or the Siliconix board. According to the Registration Statement, not until May 23, 2001 did Vishay even inform the Special Committee that Vishay was considering launching the Exchange Offer without Special Committee approval. Until this time, the Special Committee purportedly had no knowledge as to what exchange ratio Vishay was even considering. Just two days later, on the morning of May 25, 2001, Vishay formally commenced the Exchange Offer without Special Committee approval. The Exchange Offer was launched in this urgent manner, without even giving Vishay's own hand-picked Special Committee a minimal amount of time necessary to evaluate the fairness of the Exchange Offer, because Vishay realized that (i) the Siliconix stock price was accelerating during the week of May 21, 2001; (ii) Siliconix's prospects were much brighter than that of Vishay and Vishay urgently needs to acquire direct control over the significant cash (in excess of $126 million as of March 31, 2001); and (iii) the Exchange Ratio would be insufficient to generate any interest whatsoever if Vishay waited much longer.

         36. In sum, the Special Committee is a sham because it is not independent and, in any event, it has no legitimate bargaining power with respect to the Proposed Transaction. In the end, Vishay has simply disregarded the Special Committee and is attempting to deal directly with the minority stockholders, who have no parity of bargaining power with the controlling shareholder.

               VISHAY ATTEMPTS TO GENERATE INTEREST IN THE GROSSLY INADEQUATE PROPOSED TRANSACTION BY MISLEADING SILICONIX STOCKHOLDERS

         37. In seeking to take Siliconix private at a grossly inadequate price, Vishay has sought from the very beginning to mislead Siliconix shareholders as to the attractiveness, or lack thereof, of the Proposed Transaction.

         38. First, Vishay stated in the Announcement that the proposed tender offer would not foreclose any other person from making a higher offer for Siliconix shares not already owned by Vishay. To the contrary, a proposal by a third-party in the face of the existing Announcement would be foreclosed as a practical matter unless Vishay, the 80.4% stockholder of Siliconix confirmed its willingness to sell its controlling equity position in Siliconix to the highest third party bidder on the same terms and for the same consideration that would be provided the Siliconix minority stockholders. Vishay affirmatively stated in the Announcement that it would not seek a termination fee in a merger agreement with Siliconix relating to the Proposed Transaction. This statement misleadingly suggested that a third party was free to make an offer for Siliconix without disclosing the unlikelihood of such an offer ever being made. In view of Vishay's veto power over any other transaction involving Siliconix, and Vishay's unwillingness to confirm its intention to sell its controlling position of Siliconix to a topping bidder, Vishay created the false impression that the Proposed Transaction will be subject to a post-announcement market check. This misleading statement is a manipulative attempt by Vishay to have Siliconix minority stockholders erroneously conclude that the lack of a higher bid from a third party is indicative of the fairness of the price of the Exchange Offer, when it clearly is not.

         39. Second, Vishay stated in the Announcement that it expected to proceed with a tender offer if "a special committee of independent, non-management Siliconix directors who are unaffiliated with Vishay" concludes that the proposed tender offer price was fair to Siliconix stockholders. This statement misled Siliconix minority stockholders into believing that there would be an independent and well-functioning Special Committee that would effectively safeguard the interests of the minority stockholders. As discussed above, the Special Committee has been a sham and completely ineffective. The Special Committee is a sham because it neither is independent nor is afforded any legitimate bargaining power to reject or even to alter the terms of the Exchange Offer or the Proposed Transaction. Even this Special Committee apparently was not sufficiently to Vishay's liking given that Vishay has launched the Exchange Offer without even waiting for the Special Committee's approval or assessment of the Exchange Offer.

         40. These early misstatements in the press release either have not been adequately rectified or have been compounded in the Registration Statement filed by Vishay with the SEC on May 25, 2001.

           DEFENDANTS FAIL TO DISCLOSE ALL MATERIAL INFORMATION NEEDED
             BY THE SILICONIX MINORITY STOCKHOLDERS TO MAKE INFORMED
              DECISIONS REGARDING THE EXCHANGE OFFER AND THE MERGER

         41. Defendants have a duty to disclose fully and fairly all material information regarding the prospects and value of both Siliconix and Vishay stock so that the Siliconix minority shareholders can make an informed decision whether to tender their shares into the Exchange Offer, to accept Vishay shares in the Merger, or to exercise appraisal rights in connection with the contemplated Merger and thereby receive cash for their Siliconix shares. Defendants have breached their fiduciary disclosure obligations.

         42. The Registration Statement contains numerous material misstatements and omissions. For example, the Registration Statement prominently states that:

                  as a result of movements in the stock market and Vishay's perception of a continuing deterioration in the electronics components market generally and in the space in which Siliconix operates in particular, Vishay formed a view that it was prepared to ... [commence the Proposed Transaction] without the advance approval of the special committee or favorable recommendation of the Siliconix board.

This statement is materially misleading because it will lead Siliconix minority stockholders to believe that Siliconix's business and prospects are deteriorating and will continue to worsen in the future. This is directly contrary to Mr. Zandman's statement that Siliconix had already experienced a "bottoming up" in its business. In addition, this statement in the Registration Statement is contrary to a later statement in the Registration Statement admitting that Siliconix's stock price and operating performance can be expected to "rebound further."

         43. Furthermore, the Registration Statement provides wholly inadequate information regarding the value, results, operations and prospects of Siliconix and the value, results, operations and prospects of Vishay. Given that the consideration in the Proposed Transaction is Vishay common stock, Vishay's business, prospects and financial condition are material to the Siliconix minority stockholders, as Vishay itself admits in the Registration Statement. The Registration Statement fails, however, to provide even the minimal information needed for the Siliconix minority shareholders to make an informed decision regarding the Exchange Offer.

         44. For example, the Registration Statement contains only bare-bones projections for a five-year period for Siliconix without any detail or any statement as to the underlying assumptions used to generate these projections. With respect to Vishay, the Registration Statement once again provides just bare-bones projections without any detail or statement of underlying assumptions. Furthermore, and without explanation, the Vishay projections are only for a two-year period as opposed to the five-year projections provided for Siliconix. To be truly meaningful to the Siliconix minority stockholders, the details regarding and the assumptions underlying the Siliconix and Vishay projections must be provided, and any differences in assumptions and methodologies expressly noted.

         45. In addition, apart from the inadequate stand-alone projections provided in the Registration Statement, there are no projections whatsoever with respect to the performance of Vishay and Siliconix on a combined basis following the Proposed Transaction. The absence of such combined projections is particularly egregious given that Vishay itself acknowledges that there will be significant synergies from the Proposed Transaction that will enhance the prospects for both Siliconix and Vishay. Hence, combined projections and/or a detailed quantification of the expected synergies is necessary for Siliconix minority stockholders to make an informed decision regarding the present and potential value of the Vishay stock to be provided as the Exchange Offer and Merger consideration.

         46. Vishay no doubt had in its possession, prior to the formal commencement of the Exchange Offer, detailed stand-alone projections for both Siliconix and Vishay. Furthermore, there can be little doubt that Vishay created projections for the combined post-transaction entity prior to formally launching the Exchange Offer. Any projections relied upon or created by Vishay in connection with the Proposed Transaction are material to the Siliconix stockholders and, therefore, must be disclosed.

         47. Moreover, the Registration Statement does not even disclose Vishay's basis for the 1.5 Exchange Ratio or the valuation methodologies used by Vishay in determining this Exchange Ratio. Nor does the Registration Statement disclose the basis for Vishay's decision to abandon a cash tender offer and use Vishay stock as consideration instead. Indeed, there is no disclosure regarding whether Vishay even engaged a financial advisor in connection with formulating the Exchange Ratio. Under the federal securities laws, required disclosures in a going private transaction include, among other things, (i) a statement by the issuer whether it reasonably believes that the going private transaction is fair or unfair to the unaffiliated shareholders and (ii) a discussion in reasonable detail on which the assessment of fairness is based including how fair value relates to current market prices, historical market prices, net book value, going concern value, liquidation value, and any appraisals or reports regarding value. Although Vishay claims that the Proposed Transaction does not meet the technical definition of a "going private" transaction under the federal securities law definition, this is of no moment. The duty of candor standards under Delaware law are broader and more flexible than the federal securities laws. The fact is that under Delaware legal standards there can be no doubt that a transaction in which a controlling stockholder eliminates the minority stockholders must be deemed a "going private" transaction. Hence, the information described in this paragraph--which is essential for ascertaining whether the 1.5 Exchange Ratio is grounded in any objective analysis and whether the 1.5 Exchange Ratio is fair--is material and must be disclosed.

         48. Also, the minimal information in the Registration Statement regarding Vishay's decision to commence an Exchange Offer is materially incomplete because it fails to disclose that the real impetus for the urgent Exchange Offer was Siliconix's rapidly improving prospects and increasing stock price.

         49. In addition, while the Registration Statement emphasizes Siliconix's impressive history of product innovation, it does not disclose any material details regarding Siliconix's pending or new patents, new products or the state of Siliconix's product pipeline. This information is needed to value Siliconix accurately.

         50. Nor does the Registration Statement provide any details regarding any business acquisitions by Vishay, other than Siliconix, that are currently under discussion. As the Registration Statement admits, Vishay's "long-term historical growth ... has resulted in large part from its strategy of expansion through acquisitions." Furthermore, Vishay admits that it "reviews acquisition opportunities in the ordinary course of business, some of which may be material and some of which are currently under investigation, discussion or negotiation." Despite these admissions, Vishay has failed to disclose any information regarding any acquisitions that are currently being negotiated by Vishay or Vishay's prospects for effectuating future acquisitions. This information is relevant not only to assess Vishay's current value but also to value Vishay's long-term growth prospects. Moreover, to the extent Vishay uses stock for future acquisitions or Vishay issues debt with conversion rights, Vishay's shareholders, including Siliconix's former shareholders (if the Merger is consummated), will be steadily diluted.

         51. The Registration Statement also fails to provide adequate historical or projected consolidated or consolidating balance sheets or income statements of Vishay. Historical and projected balance sheets and income statements for multi-year periods, and the assumptions underlying such balance sheets and income statements, constitute material information that must be disclosed by Vishay. Although Vishay claims in the Registration Statement that pro forma financial information is not required because the acquisition of Siliconix common stock is not material to Vishay, this statement is erroneous and misleading for at least two reasons. First, the Proposed Transaction is material to Vishay. After all, the Proposed Transaction is essential to Vishay to integrate the respective operations of Vishay and Siliconix and thereby realize the operational efficiencies and cost savings that Vishay expects to achieve. Also, accepting the bare-bones projections contained in the Registration Statement at face value, Siliconix's net income for calendar year 2002 is expected to be more than 50% of that of Vishay for the same year. Hence, Vishay cannot legitimately contend that the Proposed Transaction is not material to Vishay. Second, even assuming arguendo that the Proposed Transaction is not material to Vishay, the fact is that pro forma financial information is relevant to the Siliconix minority stockholders in assessing their options with respect to the Exchange Offer and the Merger. Without adequate historical and projected financial information described in this paragraph, the Siliconix minority stockholders cannot ascertain what contribution Siliconix has made and is expected to make to Vishay's financial performance.

         52. The Registration Statement is also woefully inadequate with respect to the analysis, if any, of Lehman Brothers Inc. ("Lehman"), the financial advisor for the Special Committee. The Registration Statement does not disclose what information was provided to Lehman, what analysis was conducted by Lehman, what valuation methodologies Lehman believes are appropriate in valuing Siliconix, what conclusions, if any, Lehman has reached with respect to the value of Siliconix, what ranges of values for Siliconix that Lehman believes to be fair, what Lehman's opinion is of the Exchange Ratio, or the negotiations between the Special Committee, Vishay and Lehman regarding valuation issues. Nor are any analyses provided that reflect the input of a Vishay financial advisor. This information is critical to Siliconix minority stockholders in assessing the attractiveness of the Exchange Offer.

         53. Furthermore, the Registration Statement does not expressly disclose that Zandman owns or controls a majority of the voting power of Vishay at the stockholder level. This fact is significant because it means that shareholders in Vishay other than Mr. Zandman are not likely to receive a control premium in a future change of control transaction involving Vishay. By not expressly disclosing this fact in the Registration Statement, Siliconix minority stockholders will be misled as to the attractiveness of Vishay common stock.

         54. In addition, while the Registration Statement mentions the existence of a pending patent infringement lawsuit recently filed by Siliconix against General Semiconductor, Inc., the

Registration Statement provides no details regarding or the expected recovery from this litigation. This information is necessary to determine the value of Siliconix.

         55. Similarly, while the Registration Statement mentions that Fitzgerald has brought derivative claims on behalf of Siliconix and against Vishay and that stockholder allegations have been made from time to time that Vishay has abused its position of controlling stockholder to the detriment of the Siliconix minority stockholders, no details of Vishay's position with respect to these allegations is provided. Given that these derivative claims and allegations are assets of Siliconix, Vishay's failure to provide a detailed basis of its position with respect to these allegations disables the Siliconix minority stockholders from being able to value Siliconix accurately.

         56. Next, while the Registration Statement discloses Vishay's current intent to effectuate a short-form merger if Vishay becomes the owner, as a result of the Exchange Offer, of over 90% of Siliconix stock, there is no information in the Registration Statement as to the likelihood of this 90% level being obtained. Upon information and belief, FMR Core. (the parent company of Fidelity) and its affiliates own approximately 38% of the publicly held Siliconix shares. Hence, whether Vishay will attain the 90% ownership level as a result of the Exchange Offer depends, for all practical purposes, on whether FMR participates in the Exchange Offer. Despite the significance of this information with respect to whether the Proposed Transaction can be consummated, nowhere in the Registration Statement is there any mention of this information.

         57. As fiduciaries to the Siliconix minority stockholders entrusted with the express task of protecting the interests of the Siliconix minority stockholders, the Special Committee members also have an affirmative obligation to provide full and accurate information to the

Siliconix minority stockholders in connection with the Proposed Transaction. The Special Committee members have failed to meet, and are continuing to fail to meet, their fiduciary disclosure obligations. Despite being aware of the numerous material misstatements made by Vishay, the supine Special Committee has not taken a single step to correct such misstatements, despite the fact that the Exchange Offer is ongoing and class members may be tendering their shares. Hence, the Special Committee is equally culpable with Vishay for all the disclosure violations discussed above.

         58. In addition to failing to correct material misstatements by Vishay, the Special Committee has failed and is failing to disclose all material information in connection with the Exchange Offer. For example, despite the Special Committee having been formed nearly three months ago, the Special Committee has yet to disclose the material conflicts of interest that infect both of its members. Furthermore, according to the Registration Statement, the Special Committee informed Vishay as early as April 5, 2001 that the $28.82 per share Announcement price was not a fair price and reiterated this view to Vishay on May 2, 2001. The Special Committee itself, however, has not disclosed this information, much less disclosed this information on a timely basis. There is still no disclosure by the Special Committee as to its reasons for believing that the $28.82 Announcement price was unfair or what price or range of prices the Special Committee believes would be fair. This is critical information that must be provided to the Siliconix minority stockholders.

         59. The Special Committee also has failed to provide the Siliconix minority stockholders with other necessary financial and valuation information they need to determine whether to participate in the Exchange Offer. At minimum, the information that must be disclosed includes: (i) Siliconix's detailed financial results; (ii) detailed projections for Siliconix with a statement regarding the assumptions used; (iii) information regarding Siliconix's patents, new products and its product pipeline; (iv) the value of Siliconix's patent litigation against General Semiconductor; and (v) the value of Siliconix's claims against Vishay that have been brought derivatively by Fitzgerald.

         60. In sum, the material misstatements and omissions by Vishay regarding the sham Special Committee, the timing of the Exchange Offer, the prospects for and value of Siliconix, and the prospects for and value of Vishay were made by Vishay to provide false assurance to Siliconix minority stockholders in an effort to convince them to tender their shares into the Exchange Offer. The Siliconix directors and the Special Committee in particular have not only failed to correct the defective disclosures by Vishay, but also have failed to disclose, and are continuing to fail to disclose, material information in connection with the Proposed Transaction. The material misstatements and omissions by defendants include, among other things:

                  a. creating a false impression in connection with the Announcement that the Exchange Offer would be subject to a post-Announcement market check;

                  b. creating a false impression in connection with the Announcement that the Special Committee had the authority and the willingness to protect the interests of the Siliconix minority stockholders;

                  c. misleading Siliconix stockholders into believing that Siliconix's business and prospects are deteriorating;

                  d. failing to disclose all material information regarding the value, results, operations and prospects of Siliconix;

                  e. failing to disclose all material information regarding the value, results, operations and prospects of Vishay;

                  f. failing to disclose detailed projections with assumptions for Siliconix;

                  g. failing to disclose any five-year projections for Vishay, much less detailed projections with assumptions;

                  h. failing to provide any combined projections for Vishay and Siliconix on a post-transaction basis;

                  i. failing to quantify the expected synergies from the Proposed Transaction;

                  j. failing to disclose Vishay's basis for the 1.5 Exchange Ratio or the valuation methodologies used in determining the Exchange Ratio;

                  k. failing to disclose Vishay's assessment of whether the Proposed Transaction is fair and a reasonably detailed discussion regarding the basis for such an assessment;

                  l. failing to disclose that the real reason for the urgency of the Exchange Offer was that Siliconix's prospects and stock price were rapidly improving;

                  m. failing to disclose information regarding Siliconix's new patents, new products or product pipeline;

                  n. failing to disclose information regarding the current acquisitions Vishay is considering and Vishay's prospect for acquisitions in the future;

                  o. failing to disclose adequate historical consolidated or consolidating balance sheets or income statements for Vishay;

                  p. failing to disclose adequate pro forma consolidated or consolidating balance sheets or income statements for Vishay;

                  q. misleading Siliconix stockholders into believing that the Proposed Transaction is not material to Vishay;

                  r. failing to disclose information regarding the role, analyses and conclusions of Lehman with respect to the Exchange Offer;

                  s. failing to disclose that Zandman is the controlling stockholder of Vishay;

                  t. failing to disclose information regarding the value of Siliconix's pending patent litigation against General Semiconductor;

                  u. failing to disclose Vishay's detailed position with respect to Fitzgerald's derivative claims brought on behalf of Siliconix against Vishay;

                  v. failing to disclose the likelihood of Vishay attaining the 90% ownership level as a result of the Exchange Offer thereby enabling it to effectuate a short-form merger; and

                  w. failing to disclose the Special Committee's basis for believing the $28.82 Announcement price was unfair; and

                  x. failing to disclose the price or range of prices the Special Committee believes would be fair.

The material misstatements and omissions made by Vishay and the Special Committee constitute breaches of defendants' fiduciary duties to disclose promptly and fully all material information relating to the Proposed Transaction.

                      VISHAY HAS A DEMONSTRATED PATTERN OF
                  ENRICHING ITSELF AT THE EXPENSE OF SILICONIX

         61. The Proposed Transaction is merely the latest in a broad pattern of behavior by Vishay to enrich itself at the expense of Siliconix and its minority stockholders. Vishay's overall pattern of self-dealing and waste of Siliconix assets includes, but is not limited to, the following examples.

         62. First, in breach of its fiduciary duties, Vishay has sought to usurp for itself and its chairman and controlling stockholder, Zandman, some of the value generated by Siliconix's research and development prowess. Unlike Siliconix, which is a true high technology company with a focus on research and development, Vishay is a commodity producer of passive electronic components. The difference in these two companies is evident from the fact that over the past two years, Siliconix has been assigned approximately four times as many patents as Vishay. Recently, one of the few patents actually assigned to a 100% owned subsidiary of Vishay listed an employee of Siliconix as one of the inventors. However, there is no publicly available evidence that any compensation was provided to Siliconix for the contribution made by Siliconix employees to this patent or that the patent did not, in fact, belong to Siliconix. In addition, on information and belief, there are three inventions for which Vishay has submitted patent applications where all the work in connection with such inventions was done by Siliconix employees. On information and belief, Zandman listed himself as an inventor in these three patent applications even though Mr. Zandman made no contribution whatsoever in connection with such inventions. Upon information and belief; Mr. Zandman's compensation structure with Vishay provided him with a monetary incentive to list himself as an inventor on these patent applications. On information and belief, the arrangement in place is that Vishay will own these three patents when issued and will provide Siliconix with a non-exclusive license to use the patented technology. Given that Vishay made no contribution to these inventions, however, any patents that are issued for such inventions belong rightfully to Siliconix.

         63. Second, Vishay has sought to appropriate for itself the corporate identity of Siliconix. For example, upon information and belief, the name on Siliconix's headquarters in Santa Clara, California prominently displays the name of Vishay, not Siliconix. To the extent the name of Siliconix is displayed at all on the building, it is significantly less prominent than the name of Vishay. Also, calls made to the main telephone number at Siliconix headquarters are answered with the greeting "Vishay-Siliconix." Moreover, the business cards of senior, if not all, Siliconix employees list their employer as "Vishay-Siliconix" rather than just Siliconix. These attempts by Vishay to appropriate for itself the corporate identity of Siliconix are detrimental to Siliconix. Siliconix is a true high technology company that has a highly recognized and valuable corporate name. As Mr. Zandman himself noted, Siliconix is recognized as being truly "avant-garde." Vishay, on the other hand, merely manufactures commodity products. There is nothing gained by Siliconix in submerging its corporate identity into that of Vishay. By contrast, there is much to be gained by Vishay by appropriating for itself the separate corporate identity of Siliconix because it enables Vishay to leverage the highly respected Siliconix name in connection with its commodity operations. Vishay and the Individual Defendants have failed to consider the separate interests of Siliconix in permitting the separate corporate identity of Siliconix to be appropriated by Vishay.

         64. Third, in December 1999, Vishay compelled Siliconix to enter into a Revolving Intercompany Promissory Note payable to Siliconix (the "Note"). The Note provides that Siliconix must lend to Vishay on a demand basis up to $75 million. Borrowed amounts under the Note bear interest purportedly at a floating rate equal to Vishay's cost of funds, which as of May 2000 was 7.5% This interest rate is below what Siliconix could have obtained for lending, on a demand basis, to an unaffiliated third party with a credit rating similar to that of Vishay and a significantly lower rate of return than if Siliconix had used the cash for its own, rather than Vishay's, business purposes. The below-market interest rate of the Note enriches Vishay to the detriment of Siliconix. Although purportedly there is no current outstanding balance under the Note, Siliconix was denied the use of $37 million for approximately one year and Vishay had that money for that same period of time to pursue uses such as its announced plan to lend monies to its own officers and directors to buy stock. In addition, the Note remains in effect, thereby permitting Vishay to compel Siliconix to lend to Vishay $75 million at any time and, thus, adversely affect Siliconix's value in the marketplace.

         65. These actions, as well as others, constitute self-dealing by Vishay and Zandman and a waste of Siliconix assets. Vishay was assisted in these breaches of fiduciary duty and waste by the Individual Defendants, all of whom are beholden to Vishay and Zandman and unable and unwilling to act in the best interests of Siliconix.

                            CLASS ACTION ALLEGATIONS

         66. Counts I, II, III, IV and V herein are brought by plaintiff as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all shareholders of Siliconix from February 22, 2001 through and including the date of consummation or abandonment of the Proposed Transaction, other than defendants and their affiliates.

         67. This action is properly maintainable as a class action.

         68. The class is so numerous that joinder of all members is impracticable. There are approximately 5.8 million publicly-held shares of Siliconix common stock outstanding and owned by hundreds, if not thousands, of stockholders.

         69. There are questions of law and fact which are common to the class of minority stockholders of Siliconix, including the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to Siliconix's minority stockholders; (ii) whether defendants are pursuing the Proposed Transaction to eliminate the minority stockholders of Siliconix in violation of the laws of the State of Delaware in order to enrich Vishay at the expense of and to the detriment of the minority stockholders of Siliconix; (iii) whether the Proposed Transaction constitutes a breach of Vishay's duty to offer a fair price and to engage in fair dealing with respect to the minority stockholders of Siliconix; (iv) whether the statements made by defendants in connection with the Proposed Transaction are materially misleading; and (v) whether the minority stockholders of Siliconix are entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

         70. Plaintiff is committed to prosecuting this action and has engaged competent Delaware counsel with extensive experience in litigation of this nature in Delaware. The claims of plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class.

         71. Plaintiff will fairly and adequately represent the class.

         72. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

         73. The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                               DEMAND ALLEGATIONS

         74. Count VI herein is brought derivatively in the name, and in the right, of Siliconix pursuant to Court of Chancery Rule 23.1.

         75. Plaintiff will fairly and adequately represent the interests of Siliconix and its stockholders in enforcing and prosecuting the Company's rights.

         76. Plaintiff was a stockholder of Siliconix at the time of the acts complained of herein and continues to be a stockholder of Siliconix.

         77. Demand is excused because each of the Individual Defendants face disabling conflicts of interest with respect to whether or not Siliconix should assert the claims alleged by plaintiff. Three of the seven members of the Siliconix board, Everett Arndt, Lori Lipcaman and Glyndwr Smith, are clearly disabled for demand purposes because they are officers of Vishay. Similarly, defendant King Owyang is also disabled for demand purposes because he was installed by Vishay as the President and Chief Executive Officer of the Company and serves at the pleasure of Vishay. Michael Rosenberg is disabled for demand purposes because he has had an ongoing relationship as a consultant to Vishay since 1992. In addition, Mark Segall is disabled for demand purposes because not only did he do substantial work for Vishay while a partner with the Kramer Levin firm in New York until 1999, but also he has acted as a representative of Vishay subsequent to his departure from Kramer Levin. Lastly, Timothy Talbert is disabled for demand purposes because he has acted as Vishay's banker in the past.

                                     COUNT I
                    (BREACH OF FIDUCIARY DUTY: UNFAIR PRICE)

         78. Plaintiff repeats and realleges Paragraphs 1 through 77 as if fully set forth herein.

         79. Vishay owes the minority stockholders of Siliconix a fiduciary duty to pay a fair price in connection with the Proposed Transaction.

         80. Vishay's proposed consideration to purchase the Siliconix common stock held by the Company's minority stockholders is significantly below the going concern value of Siliconix and what could be obtained in an arms'-length, third-party transaction. Hence, plaintiff and the class will be damaged by Vishay's attempt to usurp for itself at a grossly inadequate price all the current intrinsic value and future appreciation in the value of Siliconix stock.

         81. As a result of the actions by Vishay, plaintiff and the class have been and will be damaged.

         82. Unless enjoined by this Court, Vishay will continue to breach its fiduciary duties owed to Siliconix's minority stockholders, all to the irreparable harm of plaintiff and the class.

         83. Plaintiff has no adequate remedy at law.

                                    COUNT II
                   (BREACH OF FIDUCIARY DUTY: UNFAIR DEALING)

         84. Plaintiff repeats and realleges Paragraphs 1 through 83 as if fully set forth herein.

         85. Defendants owe the minority stockholders of Siliconix the highest fiduciary duties of care, loyalty, fair dealing and disclosure. Moreover, the Individual Defendants' conflicts of interest place on the Individual Defendants the burden of demonstrating the entire fairness of the Proposed Transaction, including fair dealing and fair price. Similarly, because of Vishay's exercise of control over Siliconix and the Siliconix board of directors, Vishay has the burden of demonstrating the entire fairness of the Proposed Transaction, including fair dealing and fair price.

         86. The defendants have engaged in unfair dealing by, among other things, (i) taking actions, or omitting to take actions, resulting in artificially depressing the market price of Siliconix stock, (ii) timing the Proposed Transaction to take advantage of this artificially depressed market price and to deprive the minority stockholders of any future gains in Siliconix's stock price, (iii) manipulating the market price of Siliconix stock by publicly disclosing the grossly inadequate Announcement price well before formally commencing the Exchange Offer, and (iv) establishing a sham and unempowered Special Committee in an effort to overcome the acknowledged conflicts of interest that afflict the Siliconix directors.

         87. As a result of the actions by defendants, plaintiff and the class have been and will be damaged.

         88. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to Siliconix's minority stockholders, all to the irreparable harm of plaintiff and the class.

         89. Plaintiff has no adequate remedy at law.

                                    COUNT III
                           (BREACH OF DUTY OF CANDOR)

         90. Plaintiff repeats and realleges Paragraphs 1 through 89 as if fully set forth herein.

         91. Defendants owe the minority stockholders of Siliconix the highest fiduciary duties of candor and full disclosure. In asking Siliconix's minority stockholders to tender their shares into the Exchange Offer, the defendants were obligated to disclose fully and fairly all material information within their control.

         92. Defendants breached their duty of disclosure by misleading the minority stockholders in connection with the sham Special Committee, the timing of the Proposed Transaction, the prospects for and value of Siliconix, and the prospects for and value of Vishay. These misstatements and omissions are depriving the Siliconix minority stockholders the opportunity to make fully informed decisions with respect to the Proposed Transaction.

         93. As a result of the actions by defendants, plaintiff and the class have been and will be damaged.

         94. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to Siliconix's minority stockholders, all to the irreparable harm of plaintiff and the class.

         95. Plaintiff has no adequate remedy at law.

                                    COUNT IV
                 (AIDING AND ABETTING BREACH OF FIDUCIARY DUTY)

         96. Plaintiff repeats and realleges Paragraphs 1 through 95 as if fully set forth herein.

         97. Defendant Vishay was aware of the Individual Defendants' fiduciary duties to Siliconix's minority stockholders.

         98. Vishay is a party to the Proposed Transaction, which constitutes a clear breach of the Individual Defendants' fiduciary duty.

         99. Vishay aided and abetted the Individual Defendants' breach of their fiduciary duty.

         100. Vishay had knowledge of this breach, knowingly participated in the breach, and offered substantial assistance to the breaching parties.

         101. Plaintiff has no adequate remedy at law.

                                     COUNT V
                (BREACH OF FIDUCIARY DUTY - RESPONDENT SUPERIOR)

         102. Plaintiff repeats and realleges Paragraphs 1 through 101 as if fully set forth herein.

         103. The Individual Defendants were and are agents of Vishay in connection with their actions as members of the Siliconix board of directors. The Individual Defendants took actions as members of the Siliconix board at the behest of Vishay and such actions were within the scope of their agency.

         104. The Individual Defendants' breaches of their fiduciary duties were undertaken as agents of Vishay and at the behest of Vishay.

         105. Vishay is responsible for the actions of its agents, the Individual Defendants, in breaching their fiduciary duty.

         106. Plaintiff has no adequate remedy at law.

                                    COUNT VI
                            (SELF-DEALING AND WASTE)

         107. Plaintiff repeats and realleges Paragraphs 1 through 106 as if fully set forth herein.

         108. This cause of action is asserted derivatively on behalf of Siliconix against Vishay and the Individual Defendants.

         109. Vishay and the Individual Defendants owe to Siliconix the obligation to refrain from self-dealing and to protect the Company's assets from undue loss or waste. As specified above, by any objective assessment, Vishay's actions with respect to usurping the Company's inventions and patents, appropriating for itself the separate corporate identity of Siliconix, and entering into a below-market loan arrangement constitute self dealing and a waste of the Company's assets and have damaged the value of Siliconix in the marketplace. Moreover, the Individual Defendants have permitted these actions to occur and, thereby, have failed to protect the interests of the Company in its dealings with Vishay.

         110. By reason of the foregoing, Siliconix has sustained and will continue to sustain serious damage, for which relief is sought herein.

         111. Plaintiff has no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         A. Certifying Counts I, II, III, IV and V of this complaint as a class action on behalf of all stockholders of Siliconix from February 22, 2001 through and including the date of consummation or abandonment of the Proposed Transaction, except defendants and their affiliates, and designating plaintiff as class representative.

         B. Enjoining, preliminarily and permanently, defendants and all persons acting in concert with them from proceeding with the Exchange Offer or taking any steps to give effect to the Exchange Offer or the second step Merger.

         C. If the Exchange Offer and/or the Merger is consummated before judgment is entered in this action, rescinding the Exchange Offer and/or the Merger or awarding class members rescissory damages.

         D. Directing defendants to account to plaintiff and the class for their damages and any profits wrongfully obtained by defendants prior to or as a result of the Exchange Offer and/or the Merger.

         E. Declaring that defendants have violated their fiduciary duties to Siliconix by engaging in a pattern of self-dealing and waste of Siliconix assets, and directing defendants to account to Siliconix for its damages as a result of the Vishay usurpation of Siliconix patents, appropriating for itself the separate corporate identity of Siliconix into that of Vishay, and the below-market loan facility enjoyed by Vishay.

         F. Awarding plaintiff and the class monetary damages.

         G. Awarding plaintiff his costs and expenses incurred in this action, including an award of experts' fees and expenses and of reasonable attorneys' fees and expenses.

         H. Granting such other and further relief as the Court may deem just and equitable.

                                   Kevin G. Abrams
                                   Srinivas M. Raju
                                   Brock Czeschin
                                   Richards, Layton & Finger
                                   One Rodney Square
                                   P.O. Box 551
                                   Wilmington, Delaware 19899
                                   (302) 658-6541

                                   Steven G. Schulman
                                   Daniel B. Scotti
                                   U. Seth Ottensoser
                                   Milberg Weiss Bershad Hynes
                                     & Lerach LLP
                                   One Pennsylvania Plaza

                                   New York, N.Y. 10119
                                   (212) 594-5300

Dated: May 31, 2001                Co-Lead Counsel for Plaintiff and the Class

                                  VERIFICATION

         I, Raymond L. Fitzgerald, having been duly sworn according to law, verify as follows:

                  I am and have been since February 1991 a continuous beneficial owner of Siliconix common stock. I have personally reviewed the attached Verified Amended Complaint (the "Complaint") filed in the Court of Chancery for the state of Delaware. The allegations contained in the Complaint are true and correct to the best of my knowledge.

                                             Raymond L. Fitzgerald

Sworn and Subscribed before me
this ___ day of May, 2001.

Notary Public

My Commission expires: